Exhibit 21.1
LIST OF SUBSIDIARIES OF DYNCORP INTERNATIONAL INC.

Subsidiary Name	State/Country of Organization
Airport & MRO Facilities Nigeria Ltd.	Nigeria
DynCorp International LLC	Delaware
DCH Limited	United Kingdom
DI Aerospace Integrated Solutions Ltda	Columbia
DIV Capital Corporation	Delaware
DTS Aviation Services LLC	Nevada
DynCorp Aerospace Operations LLC	Delaware
DynCorp Aerospace Operations (UK) Ltd.	United Kingdom
DynCorp (Aust.) Pty. Limited	Australia
DynCorp International Private Limited	Singapore
DynCorp International Services LLC	Virginia
DynCorp International Services GmbH	Germany
Dyn Marine Services LLC	California
Dyn Marine Services of Virginia LLC	Virginia
Global Linguist Solutions LLC	Delaware
Services International LLC	Delaware
Worldwide Humanitarian Services LLC	Delaware
Worldwide Recruiting and Staffing Services LLC	Delaware